EXHIBIT 3.2



                             CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                             Chicago, Illinois 60603

                                February 14, 2006

Van Kampen Funds Inc.
1221 Avenue of the Americas
New York, New York  10020

The Bank of New York
Unit Investment Trust Division
2 Hanson Place, 12th Floor
Brooklyn, New York 11217

                Re: Van Kampen Unit Trusts, Municipal Series 598
--------------------------------------------------------------------------------


Ladies/Gentlemen:

         We have acted as counsel for Van Kampen Funds Inc., depositor of Van Kampen Unit Trusts, Municipal Series 598 (the "Fund"), in connection with the issuance of units of fractional undivided interest (the "Units") in the trust of said Fund (a "Trust") under a Trust Agreement, dated February 14, 2006 (the "Indenture"), among Van Kampen Funds Inc., as depositor, Standard & Poor's Securities Evaluations, Inc., as evaluator, Van Kampen Asset Management, as supervisor, and The Bank of New York, as trustee (the "Trustee").

         In this connection, we have examined the registration statement and the prospectus for the Fund (the "Prospectus"), the Indenture, and such other instruments and documents, as we have deemed pertinent. For purposes of this opinion, we are assuming that the Trust will at all times be operated in accordance with the Indenture and that the parties to the Indenture will at all times fully comply with the terms of the Indenture. Failure to operate the Trust at all times in accordance with the Indenture or failure to comply fully at all times with the terms of the Indenture could result in federal income tax treatment different from that described below.

         You have informed us that the assets of the Trust will consist of a portfolio as set forth in the Prospectus. All of the assets of the Trust constitute the "Trust Assets." You have not requested us to examine, and accordingly we have not examined, any of the Trust Assets and express no opinion as to the federal income tax treatment thereof.

         Based upon the foregoing and on the facts outlined in this opinion, and upon an investigation of such matters of law as we consider to be applicable:

                   (i) We are of the opinion that, under existing United States Federal income tax law, the Trust is not an association taxable as a corporation for Federal income tax purposes but will be classified as a grantor trust and will be governed by the provisions of subchapter J (relating to trusts) of chapter 1, of the Internal Revenue Code of 1986 (the "Code").

                  (ii) Section 671 of the Code provides that, where a trust grantor is treated as the owner of any portion of a trust, there shall then be included in computing the taxable income and credits of the grantor those items of income, deductions and credits against tax of the trust which are attributable to that portion of the trust to the extent that such items would be taken into account under the Code in computing taxable income or credits against the tax of an individual. Each Unitholder is treated as the owner of a pro rata portion of the Trust under Section 676 of the Code. Therefore, a Unitholder will be considered as owning a pro rata share of each of the Trust Assets in the proportion that the number of Units held by him or her bears to the total number of Units outstanding. We are of the opinion that, under existing United States Federal income tax law, (a) under subpart E, subchapter J of chapter 1 of the Code, income of the Trust will be treated as income of each Unitholder in the proportion described above, and an item of Trust income will have the same character in the hands of a Unitholder as it would have if the Unitholder directly owned a pro rata portion of such Trust's assets and (b) each Unitholder will be considered to have received his or her pro rata share of income derived from each Trust Asset when such income would be considered to be received by the Unitholder if the Unitholder directly owned a pro rata portion of such Trust's assets.

                 (iii) Although the discussion in the Prospectus under the heading "Federal Tax Status" does not purport to discuss all possible United States federal income tax consequences of the purchase, ownership and disposition of Units, in our opinion, under existing United States Federal income tax law, such discussion, taken as a whole, is an accurate summary in all material respects, to the extent that the discussion constitutes statements of law or legal conclusions with respect to United States federal income tax matters. In this regard, please note that (a) we have not examined any of the Trust Assets and we are therefore unable to express an opinion, and we express no opinion as to the federal income tax treatment thereof and
         (b) the discussion under "Federal Tax Status" depends in part on the facts peculiar to individual Unitholders of which we have made no investigation and have no knowledge.

         Our opinion is based on the Code, the regulations promulgated thereunder and other relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in the Code, the regulations promulgated thereunder and other relevant authorities and law may cause the tax treatment of the transaction to be materially different from that described above. This opinion is given as of the date hereof, and we undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth herein. Our opinion represents only our legal judgment, is not a guarantee of a result and, unlike a tax ruling, is binding neither on the Internal Revenue Service nor a court of law, and has no official status of any kind. The Internal Revenue Service or a court of law could disagree with the opinion expressed herein. Although we believe that, in a properly presented case, the opinion expressed herein would be found to be correct if challenged, there can be no assurance that this will be the case. In evaluating these federal tax issues, we have not taken into account the possibility that a tax return will not be audited, that an issue will not be raised on audit, or that an issue will be resolved through settlement if raised.

         This opinion, as qualified herein, covers only the opinions expressly contained herein, and we express no opinion with respect to any other considerations which may arise relating to the transaction, any other taxes or any other matters arising under United States federal, state, local or foreign law.

         Katten Muchin Rosenman LLP may rely on the foregoing opinion for purposes of rendering its opinion to the Fund dated as of today regarding certain New York tax matters.

         We have also examined certain laws of the State of Georgia (the "State"), to determine their applicability to the Georgia Insured Municipals Income Trust, Series 95 (the "Georgia Trust") being created as part of the Fund and to the holders of Units in the Georgia Trust who are residents of the State of Georgia ("Unitholders"). The assets of the Georgia Trust will consist of interest-bearing obligations issued by or on behalf of the State or counties, municipalities, authorities or political subdivisions thereof (the "Georgia Bonds") and certain bonds issued by Puerto Rico authorities (the "Possession Bonds," and collectively with the Georgia Bonds, the "Bonds"). Distributions of interest on the Bonds received by the Georgia Trust will be made monthly unless a Unitholder elects to receive them semi-annually.

         Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Georgia Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes and (iii) interest on the Bonds, if received directly by a Unitholder would be exempt from the Georgia income tax (the "Georgia Income Tax"). We have assumed that at the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, we have assumed that with respect to the Georgia Bonds, bond counsel to the issuing authorities rendered opinions that interest on the Georgia Bonds is exempt from the Georgia Income Tax and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions that the Possession Bonds and the interest thereon is exempt from all state and local income taxation of the Possession Bonds and the interest thereon. Neither the Sponsor nor its counsel has made any review for the Georgia Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith.

         Based on the foregoing, and review and consideration of existing State laws, it is our opinion, and we herewith advise you, as follows:

               (a) For purposes of income taxation by the State or any of its counties or municipalities:

                            (1) The Georgia Trust is not an association taxable
                  as a corporation and each Unitholder of the Georgia Trust will be treated as the owner of a pro-rata portion of the Georgia Trust, and the income of the Georgia Trust will therefore be treated as the income of the Unitholder;

                            (2) Interest on the Georgia Bonds which is
                  excludable from gross income for federal income tax purposes when received by the Georgia Trust will be exempt from Georgia income taxation and therefore will not be includible in the income of the Unitholder for income tax purposes when distributed by the Georgia Trust and received by the Unitholders;

                            (3) Interest on the Possession Bonds which is
                  excludable from gross income for federal income tax purposes and is exempt from state and local taxation pursuant to federal law when received by the Georgia Trust will be exempt from Georgia income taxation and therefore will not be includable in the income of the Unitholders for income tax purposes when distributed by the Georgia Trust and received by the Unitholders;

                            (4) Each Unitholder of the Georgia Trust will
                  recognize gain or loss for income tax purposes if the Trustee disposes of a Bond (whether by sale, exchange, payment on maturity, retirement or otherwise) or if the Unitholder redeems or sells Units of the Georgia Trust to the extent that such transaction results in a recognized gain or loss for federal income tax purposes;

                            (5) Due to the amortization of bond premium and the
                  basis adjustments required by the Internal Revenue Code, a Unitholder, under some circumstances, may realize taxable gain when his or her Units are sold or redeemed prior to the maturity of Bonds held by the Georgia Trust for an amount less than or equal to such Units' original cost;

                            (6) In the case of Bonds issued before March 11,
                  1987 with original issue discount, the amount of gain or loss recognized for income tax purposes upon such sale or redemption of Bonds or Units may differ from the amount recognized for federal income tax purposes because original issue discount on such Bonds may accrue on a ratable basis under Georgia law; and

                            (7) Interest on indebtedness incurred by a
                  Unitholder to purchase or carry Units in the Georgia Trust and Trustee fees and related expenses incurred by the Georgia Trust which are not deductible for federal income tax purposes are also not deductible under Georgia law.

               (b) Units of the Georgia Trust are not subject to sales or use taxation by the State or any political subdivision thereof;

               (c) Bonds are not subject to sales or use taxation by the State or any political subdivision thereof; and

               (d) In the case of Trusts for which an insurance policy or policies with respect to the payment of principal and interest on the Bonds has been obtained by the Depositor, any proceeds paid under such policy or policies issued to the Georgia Trust, if any, with respect to the Bonds in the Georgia Trust which represent maturing interest on defaulted obligations held by the Trustee will be exempt from State income taxes if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds. Paragraphs (a)(2) and
          (a)(3) of this opinion is accordingly applicable to policy proceeds representing maturing interest.

         We have not examined any of the Bonds to be deposited and held in the Georgia Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder.

         The Committee on Legal Opinions of the American Bar Association promulgated the "Third-Party Legal Opinion Report, Including the Legal Opinion Accord," (the "ABA Guidelines") in 1991. Among other things the ABA Guidelines provide that attorneys should not provide legal opinions as to matters of fact or financial or economic forecasts (or similar predictions). In this regard, matters discussed expressly or implicitly within this letter which are determined to be matters of fact or financial or economic forecasts (or similar predictions) should be interpreted to be a confirmation of our understanding and a statement of our belief rather than a legal opinion, regardless of the language used.

         Chapman and Cutler LLP does not and will not impose any limitation on the disclosure of tax treatment or tax structure of any transaction relating to this matter.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-129797) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

                                                          Very truly yours,



                                                          CHAPMAN AND CUTLER LLP